SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Patni Computer Systems Limited

(Name of Subject Company (Issuer))

iGATE Corporation

(Names of Filing Persons (Offeror))

Common Stock, par value Rs. 2.0 per share

American Depositary Shares, each representing two shares of Common Stock1

(Title of Class of Securities)

Y6788H100

(CUSIP Number of Class of Securities)

Mukund Srinath

Vice President - Legal & Corporate Secretary

iGATE Corporation

6528 Kaiser Drive

Fremont, CA 94555

(510) 896-3015

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Srinivas S. Kaushik, Esq.

Joshua N. Korff, Esq.

Michael Kim, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

[1]	Only Common Stock may be tendered directly in the Offer

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$304,527,206	$35,356.00

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 27,085,565 shares of the outstanding Common Stock, par value Rs. 2 per share, at a price per share of Rs. 503.50 in cash. The exchange rate used to convert the transaction value in Rupees to U.S. dollars for purposes of calculating the filing fee is US$1.00 = Rs. 44.782.

**	The amount of the filing fee equals $116.10 per $1 million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4 (i) (Cross-Border Issuer Tender Offer).

☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by iGATE Corporation, a Pennsylvania corporation, pursuant to Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the mandatory open public offer by Pan-Asia iGATE Solutions and iGATE Global Solutions Limited together with iGATE Corporation (collectively, the “Acquirers”) to purchase for cash up to 27,085,565 shares of Common Stock, par value Rs. 2 per share (“Shares”) of Patni Computer Systems Limited, a public limited company organized under the laws of India (the “Company”), on the terms and subject to the conditions set forth in this Schedule TO and in the Letter of Offer, dated March 28, 2011 (the “Letter of Offer”), the related Form of Acceptance-cum-Acknowledgement and the ADS Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(l)(A), (a)(l)(B) and (a)(1)(C), respectively (which, together with any supplements or amendments thereto, collectively constitute the “Offer”). The Letter of Offer was first mailed to holders of Shares on March 30, 2011.

The information in the Offer, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference with respect to Items 1-11 of this Schedule TO, and as set forth below.

Item 1. Summary Term Sheet.

The information set forth in the Letter of Offer in the section titled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is Patni Computer Systems Limited. The address of the Company’s principal executive offices is Akruti Softech Park, MIDC Cross Road No. 21 Andheri (E), Mumbai 400 093, India. The Company’s telephone number is +(91) 22 6693 0500.

(b) The title of the subject securities is Common Stock, par value Rs. 2 per share. As of January 7, 2011, the total number of Shares outstanding was 131,651,330. As of December 31, 2010, the total number of unrestricted American Depositary Shares, each representing two Shares, outstanding was 8,616,188. The information set forth in the Letter of Offer in the section titled “Background of the Target Company” is incorporated herein by reference.

(c) The information set forth in the Letter of Offer in the section titled “Offer Price and Financial Arrangements” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) The name of the filing person is iGATE Corporation. The address of iGATE Corporation’s principal executive offices is 6528 Kaiser Drive, Fremont, CA 94555. iGATE Corporation’s telephone number is (510) 896-3015. The information set forth in the Letter of Offer in the section titled “Procedure for Acceptance and Settlement of the Offer” is incorporated herein by reference.

(b) The information set forth in the Letter of Offer in the section titled “Background of the Acquirers” and “Background of PAC” is incorporated herein by reference.

(c) The information set forth in the Letter of Offer in the sections titled “Background of the Acquirers,” “Background of PAC” and “Procedure for Acceptance and Settlement of the Offer” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)(1)(i) –(xii) The information set forth in the Letter of Offer on the cover page and in the sections titled “Summary Term Sheet,” “Details of the Offer,” “Offer Price and Financial Arrangements,” “Terms and Conditions of the Offer,” and “Procedure for Acceptance and Settlement of the Offer” is incorporated herein by reference. No subsequent offering period will be available after the expiration of the Offer.

(a)(2)(i) –(vii) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Not applicable.

(b) The information set forth in the Letter of Offer in the section titled “Details of the Offer” is incorporated herein by reference. On February 8, 2011, the Acquirers appointed Messrs. Phaneesh Murthy and Shashank Singh to the board of directors of the Company.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Letter of Offer in the sections titled “Summary Term Sheet,” “Details of the Offer,” “Background of the Acquirers,” “Background of PAC,” “Background of the Target Company,” and “Offer Price and Financial Arrangements” is incorporated herein by reference.

(c)(1) - (7) The information set forth in the Letter of Offer in the sections titled “Details of the Offer,” “Option in Terms of Regulation 21(2), if applicable,” and “Background of the Target Company” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Letter of Offer in the sections titled “Summary Term Sheet” and “Offer Price and Financial Arrangements” is incorporated herein by reference.

(b) The information set forth in the Letter of Offer in the sections titled “Summary Term Sheet” and “Offer Price and Financial Arrangements” is incorporated herein by reference.

(d) The information set forth in the Letter of Offer in the sections titled “Summary Term Sheet” and “Offer Price and Financial Arrangements” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the Letter of Offer in the sections titled “Summary Term Sheet,” “Details of the Offer,” “Background of the Acquirers,” and “Background of PAC” is incorporated herein by reference.

(b) The information set forth in the Letter of Offer in the sections titled “Summary Term Sheet,” “Details of the Offer,” “Background of the Acquirers,” and “Background of PAC” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) No persons or classes of persons are directly or indirectly employed, retained or to be compensated to make solicitations or recommendations in connection with the Offer.

Item 10. Financial Statements.

(a) The information set forth in the Letter of Offer in the sections titled “Background of the Acquirers,” “Background of PAC” and “Procedure for Acceptance and Settlement of the Offer” is incorporated herein by reference.

(b) Not applicable.

Item 11. Additional Information.

(a)(1) Not applicable.

(a)(2) The information set forth in the Letter of Offer in the sections titled “Summary Term Sheet,” “Details of the Offer,” “Background of the Target Company,” “Terms and Conditions of the Offer,” and “Procedure for Acceptance and Settlement of the Offer” is incorporated herein by reference.

(a)(3) The information set forth in the Letter of Offer in the section titled “Terms and Conditions of the Offer” is incorporated herein by reference.

(a)(4) The ADSs are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of the ADSs for the purpose of buying, carrying or trading in securities (“Purpose Loans”). Depending upon factors, such as the number of record holders of Shares and the number and market value of publicly held

Shares, following the purchase of Shares underlying the ADSs pursuant to the Offer, the ADSs might no longer constitute “margin securities” for purposes of the Federal Reserve Board of Governors’ margin regulations, and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the ADSs under the Exchange Act were terminated, the ADSs would no longer constitute margin securities.

(a)(5) None.

(b) The information set forth in the Letter of Offer, the related Form of Acceptance-cum-Acknowledgement and ADS Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A), (a)(l)(B) and (a)(1)(C) hereto, respectively, is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)	Letter of Offer, dated March 28, 2011

(a)(1)(B)	Form of Acceptance-cum-Acknowledgement

(a)(1)(C)	ADS Letter of Transmittal

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(2)-(5)	Not applicable

(b)(1)	Not applicable

(b)(2)	Not applicable

(c)	Not applicable

(d)(1)	Not applicable

(d)(2)	Public Announcement issued by Kotak Mahindra Capital Company Limited, for and on behalf of Pan-Asia iGATE Solutions and iGATE Global Solutions Limited together with iGATE Corporation, dated as of January 11, 2011 (filed as Exhibit 99.1 to iGATE Corporation’s Schedule TO filed on January 11, 2011 and incorporated herein by reference)

(d)(3)	Corrigendum to the Public Announcement issued by Kotak Mahindra Capital Company Limited, for and on behalf of Pan-Asia iGATE Solutions and iGATE Global Solutions Limited together with iGATE Corporation, dated as of March 30, 2011

(d)(4)	Amended and Restated Voting and Standstill Agreement, dated as of February 1, 2011, by and among iGATE Corporation, Viscaria Limited and the shareholders party thereto (filed as Exhibit 10.2 to iGATE Corporation’s Schedule TO filed on February 4, 2011 and incorporated herein by reference)

(g)	Not applicable

(h)	Not applicable

Item 13. Information Required by Schedule 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2011	iGATE CORPORATION

	By:	/s/ Mukund Srinath
	Name:	Mukund Srinath
	Title:	Corporate Secretary

EXHIBIT INDEX

(a)(1)(A)	Letter of Offer, dated March 28, 2011

(a)(1)(B)	Form of Acceptance-cum-Acknowledgement

(a)(1)(C)	ADS Letter of Transmittal

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(2)-(5)	Not applicable

(b)(1)	Not applicable

(b)(2)	Not applicable

(c)	Not applicable

(d)(1)	Not applicable

(d)(2)	Public Announcement issued by Kotak Mahindra Capital Company Limited, for and on behalf of Pan-Asia iGATE Solutions and iGATE Global Solutions Limited together with iGATE Corporation, dated as of January 11, 2011 (filed as Exhibit 99.1 to iGATE Corporation’s Schedule TO filed on January 11, 2011 and incorporated herein by reference)

(d)(3)	Corrigendum to the Public Announcement issued by Kotak Mahindra Capital Company Limited, for and on behalf of Pan-Asia iGATE Solutions and iGATE Global Solutions Limited together with iGATE Corporation, dated as of March 30, 2011

(d)(4)	Amended and Restated Voting and Standstill Agreement, dated as of February 1, 2011, by and among iGATE Corporation, Viscaria Limited and the shareholders party thereto (filed as Exhibit 10.2 to iGATE Corporation’s Schedule TO filed on February 4, 2011 and incorporated herein by reference)

(g)	Not applicable

(h)	Not applicable